Exhibit 7.2


November 8, 2004

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for The Smith & Wollensky Restaurant Group, Inc. and its subsidiaries (the "Company") and, under the date of March 17, 2004, except as to Note 19 which is as of March 24, 2004, we reported on the consolidated financial statements of the Company as of and for the years ended December 29, 2003 and December 30, 2002. On May 21, 2004, our appointment as principal accountants was terminated.

On October 29, 2004, the Company informed KPMG LLP that it had determined to restate its financial statements as of and for the fiscal year ended December 29, 2003 and for the quarterly periods ending June 30, 2003, September 29, 2003, and March 29, 2004. On November 3, 2004, the Company's management and its audit committee discussed the matter with KPMG LLP. KPMG LLP agreed with the Company's determination. Since we did not notify or advise the Company that it needed to restate its financial statements, we do not believe that the Company was required to file its Form 8-K dated October 29, 2004 under Rule 4.02(b), and therefore no response from KPMG LLP is required. However, we have read the Company's statements included under Item 4.02(b) of its Form 8-K and, except as explained above, we are not in a position to agree or disagree with those statements.

Very truly yours,


/s/ KPMG LLP